UNITED STATES
                 SECURITIES EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
  13D-1(B)(E), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13D-2(B)

                     (Amendment No. ______)


                         RES-CARE, INC.
_________________________________________________________________
                        (Name of Issuer)


                          COMMON STOCK
_________________________________________________________________
                 (Title of Class of Securities)


                            760943100
_________________________________________________________________
                         (CUSIP Number)


                          June 29, 2000
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

(   )  Rule 13 d-1(b)
( X )  Rule 13d-1(c)
(   )  Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON

      James R. Fornear

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   ( x )
     (b)   (   )

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION.................U.S.

Number of Shares
Beneficially Owned
By Each Reporting
Person With
              5.  SOLE VOTING POWER                1,218,038
              6.  SHARED VOTING POWER              1,403,757
              7.  SOLE DISPOSITIVE POWER           1,218,038
              8.  SHARED DISPOSITIVE POWER         1,403,757

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,621,795

10.   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
SHARES*
     [ x ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.8

12.  TYPE OF REPORTING PERSON*

     IN

1.   NAME OF REPORTING PERSON

     Margaret H. Fornear

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   (  x )
     (b)   (    )

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION............U.S.

Number of Shares
Beneficially Owned
By Each Reporting
Person With
            5.  SOLE VOTING POWER                661,667

            6.  SHARED VOTING POWER              702,209

            7.  SOLE DISPOSITIVE POWER           661,667

            8.  SHARED DISPOSITIVE POWER         702,209

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,363,876

10.   CHECK  BOX  IF  THE AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
SHARES*
     [ x ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.6

12.  TYPE OF REPORTING PERSON*

     IN

Item 1(a).  Name of the Issuer

     The name of the issuer is Res-Care, Inc.  (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices

     The principal executive offices of the Issuer are located at 10140 Linn Station Road, Louisville, Kentucky 40223.

Item 2(a).  Names of Person Filing

     James R. Fornear on behalf of a group consisting of James R.
Fornear and Margaret H. Fornear.

Item  2(b).   Address of Principal Business Office, or  if  None,
Residence

      James  R. Fornear's address is 175 Bayview Avenue,  Naples,
Florida 34108.

Item 2(c).  Citizenship

     Mr. Fornear is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities

     Common Stock

Item 2(e).  CUSIP Number

     The CUSIP number is 760943100.

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

     Not applicable.

Item 4.  Ownership

James R. Fornear
 Ownership
 (a) Amount Beneficially Owned:                                 2,621,795
 (b) Percent of Class                                           10.8
 (c) Number of shares as to which such person has:
  (i)  sole power to vote or direct the vote:                   1,218,038
  (ii) shared power to vote or direct the vote:                 1,403,757
  (iii)sole power to dispose or to direct the disposition of    1,218,038
  (iv) shared power to dispose or to direct the disposition of: 1,403,757

Margaret H. Fornear
 Ownership
 (a) Amount Beneficially Owned:                                 1,363,876
 (b) Percent of Class                                           5.6
 (c) Number of shares as to which such person has:
  (i)  sole power to vote or direct the vote:                   661,667
  (ii) shared power to vote or direct the vote:                 702,209
  (iii)sole power to dispose or to direct the disposition of    661,667
  (iv) shared power to dispose or to direct the disposition of: 702,209

Item 5.  Ownership of Five Percent or Less of a Class.

      On June 29, 2000, Res-Care, RWD Holdings and Redwood Acquisition, Inc. agreed to terminate the Merger Agreement, by mutual consent to the Termination Agreement (the "Termination Agreement"). By virtue of the termination of the Merger Agreement, the Voting Agreements between RWD Holdings and Ronald
G. Geary, Jeffrey M. Cross, E. Halsey Sandford, Paul G. Dunn, Ralph G. Gronefeld, Jr., James R. Fornear, Margaret H. Fornear, and Vincent D. Pettinelli terminated simultaneously.

      The description herein of the Termination Agreement is qualified in its entirety by reference to the Termination
Agreement,  which is incorporated by reference  to  the  Issuer's
Current Report on Form 8-K dated June 29, 2000.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

     Not Applicable.

Item  7.    Identification and Classification of  the  Subsidiary
Which  Acquired  the Security Being Reported  on  By  the  Parent
Holding Company.

        Not Applicable.

Item  8.    Identification and Classification of Members  of  the
Group.

     See attached Exhibit A and Exhibit B.

Item 9.  Notice of Dissolution of Group.

     By virtue of the termination of the Merger Agreement on June
29, 2000, the Voting Agreements terminated simultaneously.

      Any further filings with regard to Res-Care Common Stock will be made individually by the former members of the voting group.

      James R. Fornear and Margaret H. Fornear are members of a group consisting solely of the members listed in Exhibit A.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned persons certify that the information set forth in this statement is true, complete and correct.

Dated:    August 24, 2000

                                   /s/ James R. Fornear
                                       James R. Fornear



EXHIBIT A

James R. Fornear

Margaret H. Fornear


EXHIBIT B

Rule 13d-1(e)
      The undersigned persons on this 24 day of August , 2000 agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership of the Common Stock of Res-Care, Inc.


                                   /s/ James R. Fornear
                                       James R. Fornear



                                   /s/ Margaret H. Fornear
                                       Margaret H. Fornear